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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16053

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUSS SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 HAYES STREET
(No. and Street)

NORWICH (City) NEW YORK (State) 13815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH D. BALDWIN 1-315-655-2964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET (Address) SYRACUSE (City) NEW YORK (State) 13203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUSS SERVICES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 6/30/01 07

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HUSS SERVICES, INC.

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Huss Services, Inc.
Norwich, New York

We have audited the accompanying statements of financial condition of **HUSS SERVICES, INC.** as of December 31, 2006 and 2005, and the related statements of income and stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HUSS SERVICES, INC.** as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 15, 2007

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Huss Services, Inc.
Norwich, New York

We have audited the accompanying statements of financial condition of **HUSS SERVICES, INC.** as of December 31, 2006 and 2005, and the related statements of income and stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HUSS SERVICES, INC.** as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 15, 2007

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

HUSS SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 33,217	$ 24,318
Deposits with clearing organization	77,941	27,554
Receivable from clearing organization	147,834	32,721
Prepaid expenses	3,908	2,568
Other assets	--	4,356
TOTAL ASSETS	$ 262,900	$ 91,517
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$ 146,577	$ 34,833
Total liabilities	146,577	34,833
STOCKHOLDER'S EQUITY		
Common stock, no par, 200 shares authorized, 75 shares issued and outstanding	6,000	6,000
Additional paid-in capital	98,721	48,721
Retained earnings	11,602	1,963
TOTAL STOCKHOLDER'S EQUITY	116,323	56,684
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 262,900	$ 91,517

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Commissions	$ 127,851	$ 122,630
Principal transactions	165,879	62
Interest and dividends	7,250	6,402
Service and quotation fee income	27,935	26,573
Total revenue	328,915	155,667
EXPENSES		
Commissions and floor brokerage	286,022	111,113
Other operating expenses	31,136	42,396
Total expenses	317,158	153,509
Net income before income taxes	11,757	2,158
PROVISION FOR INCOME TAXES	(118)	(195)
NET INCOME	$ 11,639	$ 1,963

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance January 1, 2005	$ 6,000	$ 48,721	$ --	$ 54,721
NET INCOME	--	--	1,963	1,963
Contributed capital	--	--	--	--
Distributions	--	--	--	--
BALANCE December 31, 2005	$ 6,000	$ 48,721	$ 1,963	$ 56,684
Balance January 1, 2006	$ 6,000	$ 48,721	$ 1,963	$ 56,684
NET INCOME	--	--	11,639	11,639
Contributed capital	--	50,000	--	50,000
Distributions	--	--	(2,000)	(2,000)
BALANCE, December 31, 2006	$ 6,000	$ 98,721	$ 11,602	$ 116,323

The accompanying notes are an integral part of these financial statements.

HUSS SERVICES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 11,639	$ 1,963
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from clearing organization	(115,113)	15,877
Deposits with clearing organization	(50,387)	(241)
Prepaid expenses	(1,340)	678
Other assets	4,356	--
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities	111,744	(16,250)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(39,101)	2,027
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributed capital	50,000	--
Distribution paid to stockholders	(2,000)	--
CASH PROVIDED BY FINANCING ACTIVITIES	48,000	--
NET INCREASE IN CASH	8,899	2,027
CASH AND CASH EQUIVALENT - BEGINNING OF YEAR	24,318	22,291
CASH AND CASH EQUIVALENT - END OF YEAR	$ 33,217	$ 24,318
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 104	$ 14
Taxes paid	$ 118	$ 195

The accompanying notes are an integral part of these financial statements. .

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Huss Services, Inc. (the Company) is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York Corporation. The business is located in Norwich, New York. The Company is registered with the states of New York, California, and Pennsylvania.

Ownership

As of December 8, 2005, the Company is a wholly owned subsidiary of Leigh Baldwin & Co., Inc.

Income Taxes

Beginning with the year ended December 31, 2006, the Company's income from operations is included in its entirety in the consolidated federal income tax return filed by Leigh Baldwin & Co., Inc. The Company filed a short year return for the period January 1, 2005 through December 7, 2005. For this period, the Company was a Subchapter "S" Corporation under the Internal Revenue Code. Under this election, the income is taxed directly to the stockholders. The Company's income from operations from December 8, 2005 to December 31, 2005 was included in the 2005 consolidated federal income tax return filed by Leigh Baldwin & Co., Inc.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – (CONTINUED)

Cash- Deposits with Clearing Organizations

The Company's customer transactions are cleared on a fully disclosed basis with two correspondent clearing broker-dealers. As a result of the utilization of the second broker-dealer in 2006, and per the clearing agreements, the Company is required to maintain a total minimum balance of $75,000 in money market accounts with the clearing broker-dealers in the event that a customer fails to cover their transactions. The minimum balance in 2005 was $25,000. At December 31, 2006 and 2005 the Company had $77,941 and $27,554, respectively segregated for this purpose.

Securities Transactions

Customers' securities transactions with related commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions of the Company are also recorded on a settlement date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 – OFF-BALANCE SHEET RISK

The Securities Investors Protection Corp. protects the cash held at Pension Financial Services, Inc. and National Financial Services LLC. The Securities Investors Protection Corp. protects unlimited cash and investments. At December 31, 2006 and 2005 there was no uninsured cash.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, equity capital or cash dividends paid could, under certain circumstances, be restricted. At December 31, 2006 and 2005, the Company had net capital of $110,193 and $48,723 which was $105,193 and $43,723 in excess of its required net capital of $5,000 for both 2006 and 2005. The Company's net capital ratio was 1.33 to 1 and .71 to 1 at December 31, 2006 and 2005, respectively.

NOTE 4 – REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

NOTE 5 - SUBSEQUENT EVENT

In January 2007, the Company received notification from the NASD that Trade Reporting and Compliance Engine (TRACE) transactions for the period 7/01/06 – 9/30/06 are being reviewed. Management has sent its initial response and believes if there are findings on this matter, a letter of caution will be issued.

HUSS SERVICES, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2006 and 2005

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. The Company is exempt under SEC rule 15c3-3 paragraph (k)(2)(iii) from having a special reserve bank account for the exclusive benefit of customers. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

HUSS SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2006

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 116,323
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	3,908
Net capital before haircuts on securities positions	112,415
Haircuts on money market funds [computed pursuant to rule 15c3-1(f)]	2,222
NET CAPITAL	$ 110,193
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Other accounts payable and accrued expenses	$ 146,577
TOTAL AGGREGATE INDEBTEDNESS	$ 146,577
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Total minimum net capital required at 6 2/3% of aggregate indebtedness	$ 9,772
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Excess net capital	$ 105,193
Excess net capital at 1,500%	$ 100,421
Excess net capital at 1,000%	$ 95,535
Ratio: Aggregate indebtedness to net capital	1.33 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 110,193
NET CAPITAL PER ABOVE	$ 110,193

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Huss Services, Inc.
Norwich, New York

In planning and performing our audit of the financial statements and supplemental schedules of **HUSS SERVICES, INC.** (the Company), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the Unites State of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 15, 2007

END